EXHIBIT 99.1

Ero Copper to Release Third Quarter 2025 Operating and Financial Results on November 4, 2025

VANCOUVER, British Columbia, Oct. 07, 2025 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) (the “Company”) will publish its third quarter 2025 operating and financial results on Tuesday, November 4, 2025, after market close. The Company will host a conference call to discuss the results on Wednesday, November 5, 2025 at 11:30am Eastern time (8:30am Pacific time). A results presentation will be available for download via the webcast link and in the Presentations section of the Company's website on the day of the conference call.

CONFERENCE CALL DETAILS

Date:	Wednesday, November 5, 2025
Time:	11:30am Eastern Time (8:30am Pacific Time)
Dial In:	Canada/USA Toll Free: 1-833-752-3380, International: +1-647-846-2821
Please dial in 5-10 minutes prior to the start of the call or pre-register using this link to bypass the live operator queue: https://dpregister.com/sreg/10202684/ffdaf70798
Webcast:	Webcast Link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=8rQ1Un71
Replay:	Canada/USA Toll Free: 1-855-669-9658, International: +1-412-317-0088 Country-specific dial-in numbers: https://services.choruscall.com/ccforms/replay.html
Replay Passcode:	1606784

ABOUT ERO COPPER CORP

Ero Copper is a high-margin, high-growth copper and gold producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. (“MCSA”), owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. (“NX Gold”) which owns the Xavantina Operations, an operating gold mine located in Mato Grosso State, Brazil. In July 2024, the Company signed a definitive earn-in agreement with Vale Base Metals for the right to acquire a 60% interest in the Furnas Copper-Gold Project, located in the Carajás Mineral Province in Pará State, Brazil. For more information on the earn-in agreement, please see the Company's press releases dated October 30, 2023 and July 22, 2024. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations, Tucumã Operation and the Furnas Copper-Gold Project, can be found on the Company’s website (www.erocopper.com), on SEDAR+ (http://www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov) The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Farooq Hamed, VP, Investor Relations
info@erocopper.com